Exhibit 99.1

MY Gains Access to Rare Earth Resources, Further Integrates Upstream

Supply Chain

- Signs Strategic Agreement with Jiangxi Ganzhou Government on Wind Power and

Rare Earth Mining Development

ZHONGSHAN, CHINA, June 14, 2011 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY) announced today that the Company has entered into a strategic framework cooperation agreement with the Municipal government of Ganzhou, the second largest city of Jiangxi Province of China. Under the framework agreement, Ganzhou government will give priority to provide rare earth resources to Ming Yang, grant Ming Yang exclusive right to operate wind farm in Ganzhou, and give priority to use Ming Yang’s wind turbines in Jiangxi province.

In addition, under the framework agreement, Ganzhou government grants Ming Yang the right to invest, as the promotor, in Ganzhou Rare Earth Mineral Industry Group. Ganzhou Rare Earth Mineral Industry Group is a state-owned company formed by Ganzhou municipal government with rare earth resources development rights in eight counties in Ganzhou. Based on the framework agreement, the Company will invest in the projects of research and development, and production of wind turbine generators (“WTGs”) and core components, such as permanent magnetic generator, magnetic materials, etc., with funds committed in various stages according to the construction schedule.

Mr. Zhang Chuanwei, Chairman and CEO of Ming Yang remarked, “Building a wind power upstream supply chain is a core part of Ming Yang’s strategic development at this stage. The strategic cooperation with the municipal government of Ganzhou will allow the Company to be the first Chinese wind turbine manufacturer to gain access to rare earth resources, which will enable the Company to accomplish the strategic goal to develop permanent magnetic generator for high-capacity WTGs. This is also imperative to the production of the core components of SCD WTGs and the optimization of cost. Ming Yang will continue to expand in upstream supply chain, to further enhance the Company’s integrated capabilities in the wind turbine core component supply chain. We believe solid execution of this strategy will enhance our profitability, and help further expand our market share.”

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity in 2009. For further information, please visit the Company’s website: www.mywind.com.cn

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations, results of and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Calvin Lau Tel: + 86 760 2813 8898 Email: calvin.lau@mywind.com.cn Website: http://ir.mywind.com.cn

Investor Relations Fleishman-Hillard

New York Kristen Lewko Tel: + 1 212 453 2212 Email: hkg.mingyang@fleishman.com	Hong Kong Pamela Leung Tel: + 852 2530 0228 Email: hkg.mingyang@fleishman.com

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